Drive Shack Inc.
2019 Annual Report on Form 10-K
File No. 001-31458

Via EDGAR

November 2, 2020

Dear Ms. Li and Mr. Allegretto:

On behalf of Drive Shack Inc. (the “Company”), the undersigned submits this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by letter, dated October 20, 2020 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”).

To facilitate your review, the Staff’s comment is reproduced in bold font below, and immediately below such comment is the response of the Company.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2019 Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1.
We note you have two diverse operating and reporting segments as disclosed in Note 4. Please tell us your consideration of providing an analysis of your results of operations at the segment level between reporting periods. Your analysis should describe and quantify the effect of each causal factor that you identify for material changes in that segment's operations. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response

Our future filings will contain expanded disclosures regarding each of our segment’s contribution to the Company’s results of operations, beginning with its Quarterly Report on Form 10-Q for the Company’s fiscal quarter ended September 30, 2020.  The Company respectfully notes to the Staff that it believes its historical disclosures were generally responsive to the requirements of Item 303(a) of Regulation S-K and SEC Release no. 33-8350 by including narrative disclosure on a segment basis when describing causal factors identified for material changes.  In order to enhance this narrative disclosure, the sections entitled Management's Discussion and Analysis of Financial Condition and Results of Operations will include a tabular presentation of results of operations, together with a narrative explanation, for its entertainment golf, traditional golf and corporate segments, to accompany the description of each causal factor that the Company identifies for material changes in that segment’s operations, under the heading “Segment Results”.  We believe that presenting separate information in this manner will support our analysis of the drivers of performance within each segment between reporting periods, which historically varies across segments based on, among other things, consumer discretionary spending patterns, number of venue locations and weather conditions in the areas where our operations are located.  Segment-level tabular presentations will reflect the foregoing written discussion and analysis containing information by reporting segment.

October 23, 2020

Please contact Nicholas M. Foley at (347) 439-1877 with any further questions or comments you may have regarding the 2019 Form 10-K.

Very truly yours,

/s/ Nicholas M. Foley
Nicholas M. Foley
Secretary and General Counsel

Suying Li
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

And:

Jim Allegretto
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE